As filed with the Securities and Exchange Commission on July 12, 2000
                                                   Registration No. 333-_______
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -------------------
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                              (Exact Name of Trust)
                          LINCOLN BENEFIT LIFE COMPANY
                               (Name of Depositor)
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
          (Complete Address of Depositor's Principal Executive Offices)
                                  Carol Watson
                          LINCOLN BENEFIT LIFE COMPANY
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
                (Name and Complete Address of Agent for Service)

                                    Copy to:
                             Joan E. Boros, Esquire
                 Jorden Burt Boros Cicchetti Berenson & Johnson
                       1025 Thomas Jefferson Street, N.W.
                          Washington, D.C. 20007-5201

Securities being offered - flexible premium variable universal life insurance policies.

                               -------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940. The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

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


                       CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                                             Caption in Prospectus
--------------------------------------                                 -----------------------------

                      ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust. . . . . . . . . . . . . . . . . . . . . . . . Cover, Definitions

     (b)  Title of each class of securities issued  . . . . . . . . . .Cover, Purchase of Policy and Allocation of Premiums

2.   Name & address of each depositor. . . . . . . . . . . . . . . . . Cover, Lincoln Benefit Life Company

3.   Name & address of custodian. . . . . . . . . . . . . . . . . . . .Separate Account

4.   Name & address of principal underwriter. . . . . . . . . . . . . .Distribution of Policies

5.   State in which organized. . . . . . . . . . . . . . . . . . . . . Separate Account

6.   Date of organization. . . . . . . . . . . . . . . . . . . . . . . Separate Account

9.   Material Litigation. . . . . . . . . . . . . . . . . . . . . . . .Legal Proceedings

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10.  (a), (b) Type of Securities. . . . . . . . . . . . . . . . . . . . Cover, Purchase of Policy and
                                                                        Allocation of  Premiums

     (c)  Rights of securityholders. . . . . . . . . . . . . . . . . . .Cover, Amount Payable on Surrender of the Policy, Policy
          re:  withdrawal or redemption                                 Loans, Cancellation and Exchange Rights

     (d)  Rights of securityholders. . . . . . . . . . . . . . . . . . .Cover, Cancellation and Exchange
          re:  conversion, transfer or partial withdrawal               Rights, Amount Payable on
                                                                        Surrender of the Policy, Partial
                                                                        Withdrawals, Allocation of
                                                                        Premiums, Transfer of Policy Value

     (e)  Rights of securityholders. . . . . . . . . . . . . . . . . . .Lapse and Reinstatement
          re:  lapses, default,  & reinstatement

     (f)  Provisions re:  voting rights. . . . . . . . . . . . . . . . .Voting Rights

     (g)  Notice to securityholders. . . . . . . . . . . . . . . . . . .Statements to Policy Owners

     (h)  Consent of securityholders. . . . . . . . . . . . . . . . . . Additions, Deletions, and
                                                                        Substitutions of Securities,
                                                                        Allocation of Premiums

     (i)  Other principal features. . . . . . . . . . . . . . . . . . . Deductions and Charges, Policy
                                                                        Benefits and Rights, Policy Value

INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES

13.  (a)  With respect to each load, fee, charge & expense. . . . . . . Deductions and Charges

     (b)  Deductions for sales charges. . . . . . . . . . . . . . . . . Deductions and Charges

     (c)  Sales load as percentage of amount invested. . . . . . . . . .Not Applicable

     (d)-(g)  Other loads, fees & expenses. . . . . . . . . . . . . . . Monthly Deduction, Mortality and
                                                                        Expense Risk Charge, Transfer
                                                                        Fee, Policy Fee, Portfolio
                                                                        Expenses

INFORMATION CONCERNING OPERATION OF TRUST

14. Procedure for applications for & issuance of trust's securities. . .Application for a Policy,
                                                                        Allocation of Premiums,
                                                                        Distribution of Policies

15. Procedure for receipt of payments from purchases of
    trust's securities. . . . . . . . . . . . . . . . . . . . . . . . . Application for a Policy,
                                                                        Allocation of Premiums,
                                                                        Safety Net Premium,
                                                                        Transfer of Policy Value

16. Acquisition and disposition of underlying securities. . . . . . . . Cover, Portfolios

17. (a)  Procedure for withdrawal. . . . . . . . . . . . . . . . . . . .Cover, Amount Payable on
                                                                        Surrender of the Policy, Partial
                                                                        Withdrawals, Cancellation and Exchange Rights

    (b)  Redemption or repurchase. . . . . . . . . . . . . . . . . . . .Cover, Amount Payable on
                                                                        Surrender of the Policy, Partial
                                                                        Withdrawals, Cancellation and Exchange
                                                                        Rights

    (c)  Cancellation or resale. . . . . . . . . . . . . . . . . . . . Not Applicable

18. (a)  Income of the Trust. . . . . . . . . . . . . . . . . . . . . .Portfolios, Allocation of
                                                                       Premiums

19. Procedure for keeping records & furnishing information
    to securityholders. . . . . . . . . . . . . . . . . . . . . . . . .Portfolios, Statements to
                                                                       Policy Owners

21. (a) & (b) Loans to securityholders. . . . . . . . . . . . . . . . .Policy Loans

23. Bonding arrangements for depositor. . . . . . . . . . . . . . . . .Safekeeping of the
                                                                       Separate Account's Assets

24. Other material provisions. . . . . . . . . . . . . . . . . . . . . General Policy Provisions

            ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25. Form, state & date of organization of depositor. . . . . . . . . . .Lincoln Benefit Life Company

27. General character of business of depositor. . . . . . . . . . . . . Lincoln Benefit Life Company

28. (a) Officials and affiliates of the depositor. . . . . . . . . . . .Lincoln Benefit Life
                                                                        Company, Executive
                                                                        Officers and Directors
                                                                        of Lincoln Benefit

    (b) Business experience of officers and directors of
        depositor. . . . . . . . . . . . . . . . . . . . . . . . . . . .Executive Officers and
                                                                        Directors of Lincoln
                                                                        Benefit
COMPANIES OWNING SECURITIES OF DEPOSITORS

29. Each company owning 5% of voting securities of depositors. . . . . .Lincoln Benefit Life Company

CONTROLLING PERSONS

30. Control of depositor. . . . . . . . . . . . . . . . . . . . . . . . Lincoln Benefit Life Company

                    DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . . . Lincoln Benefit Life Company,
                                                                        Distribution of Policies

38. (a)  General description of method of distribution of
         securities . . . . . . . . . . . . . . . . . . . . . . . . . . Distribution of Policies

    (b)  Selling agreement between trust or depositor & underwriter. .  Distribution of Policies

    (c)  Substance of current agreements . . . . . . . . . . . . . . . .Distribution of Policies

PRINCIPAL UNDERWRITER

39. (a) & (b)  Principal Underwriter . . . . . . . . . . . . . . . . . .Distribution of Policies

41. Character of Underwriter's business . . . . . . . . . . . . . . . . Distribution of Policies


OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44. Information concerning offering price or acquisition valuation of securities of trust.  (All underlying securities are share in registered investment companies.) . . . . . . . . . . . . . . . . . . . . . . .Portfolios, Policy Value

REDEMPTION VALUATION OF SECURITIES OF TRUST

46. Information concerning redemption valuation of securities of trust. Portfolios, Policy Value
    (All underlying securities are shares in a registered investment

PURCHASE & SALE OF INTEESTS IN UNDERLYING SECURITIES

47. Maintenance of Position . . . . . . . . . . . . . . . . . . . . . . Cover, Separate Account,
                                                                        Portfolios, Allocation of
                                                                        Premiums

                   INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48. Custodian of trust . . . . . . . . . . . . . . . . . . . . . . . . .Separate Account

50. Lien on trust assets . . . . . . . . . . . . . . . . . . . . . . . .Separate Account

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. (a)  Name and Address of Insurer . . . . . . . . . . . . . . . . . .Cover, Lincoln Benefit Life Company

    (b)  Types of policies . . . . . . . . . . . . . . . . . . . . . . .Cover, Purchase of Policy
                                                                        and Allocation of
                                                                        Premiums, Tax Matters

    (c)  Risks insured & excluded . . . . . . . . . . . . . . . . . . . Death Benefit,
                                                                        Misstatement of Age or
                                                                        Sex, Suicide

    (d)  Coverage . . . . . . . . . . . . . . . . . . . . . . . . . . . Cover, Purchase of Policy
                                                                        and Allocation of Premiums

    (e)  Beneficiaries. . . . . . . . . . . . . . . . . . . . . . . . . Death Benefit, Beneficiary

    (f)  Terms of cancellations & reinstatement. . . . . . . . . . . . .Lapse and Reinstatement

    (g)  Method of determining amount of premium paid by holder. . . . .Purchase of Policy and
                                                                        Allocation of  Premiums

                              POLICY OF REGISTRANT

52. (a) & (c)   Selection of Portfolios securities. . . . . . . . . . . Additions, Deletions and
                                                                        Substitutions of Securities




REGULATED INVESTMENT COMPANY

53. (a)  Taxable status of trust. . . . . . . . . . . . . . . . . . . . Taxation of the Company and the
                                                                        Separate Account

                      FINANCIAL AND STATISTICAL INFORMATION

59. Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . Financial Statements

* Items not listed are not applicable to this Registration Statement.


                                   PROSPECTUS
                                FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                    ISSUED BY
                          LINCOLN BENEFIT LIFE COMPANY
                               IN CONNECTION WITH
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
               Street Address: 2940 South 84th Street, Lincoln, NE
                                   68506-4142
            Mailing Address: P. O. Box 82532, Lincoln, NE 68501-2532
                        Telephone Number: 1-800-525-9287


The Policy is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Policy is designed for prospective insured persons age 0-80. Subject to certain restrictions, you may vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy.

When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit payment by any unpaid Policy loans and any unpaid Policy charges. You may choose one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Policy; or (2) a variable amount, which generally equals the Face Amount plus the Policy Value. While the Policy remains in force, the Death Benefit will not be less than the maximum of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage specified in the Policy. The minimum Face Amount of the Policy is $250,000.

We allocate your Premium to the investment options under the Policy in the proportions that you choose. The Policy currently offers thirty-seven investment options, each of which is a Subaccount of the Lincoln Benefit Life Variable Life Account (the "Separate Account"). You may allocate your Policy Value to up to twenty-one options. Each Subaccount invests exclusively in shares of one of the following Portfolios:

Janus Aspen Series: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

Federated Insurance Management Series: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II

Fidelity Variable Insurance Products Fund: Money Market Portfolio, Equity-Income Portfolio, Growth Portfolio, Overseas Portfolio

Fidelity  Variable   Insurance   Products  Fund  Ii:  Asset  Manager  Portfolio,
Contrafund Portfolio, Index 500 Portfolio

The Alger American Fund: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

Scudder Variable Life Investment Fund: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio

Strong Variable Insurance Funds, Inc.: Discovery Fund II, MidCap Growth Fund II, Strong Opportunity Fund II, Inc.

T. Rowe Price International Series, Inc.: T. Rowe Price International Stock Portfolio

T. Rowe Price Equity Series, Inc.: New America Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio, T. Rowe Price Equity Income Portfolio

MFS Variable Insurance Trust: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

Some of the Portfolios described in this Prospectus may not be available in your Policy. We may make other investment options available in the future.

The Policy does not have a guaranteed minimum Policy Value. Your Policy Value will rise and fall, depending on the investment performance of the Portfolios underlying the Subaccounts to which you allocate your Premiums. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectus for the Portfolios. The Policy Value will also reflect Premiums, amounts withdrawn, and any insurance or other charges.

The Policy will remain in force as long as the Surrender Value is sufficient to pay the monthly charges under the Policy. In addition, during the first five Policy Years, or until the Policy Anniversary after the Insured's 80th birthday, if earlier, we guarantee that the Policy will remain in effect regardless of changes in the Policy Value, as long as your total Premiums (less partial withdrawals and Policy Debt) at least equal the applicable Safety Net Premiums, as described on page [ ].

We will not accept any Premium which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code").

You may cancel the Policy by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. We will refund the Policy Value as of the date we receive your Policy, plus any charges previously deducted, unless your state requires a refund of Premium.

It may not be advantageous for you to replace existing insurance coverage or buy additional insurance if you already own a variable life insurance policy.

You should read this prospectus with the current prospectuses for the Portfolios listed above. If any of the prospectuses are missing or outdated, please contact us and we will send you the prospectus you need.

Please read this prospectus carefully and retain it for your future reference.

This Policy may not be available in all states.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Variable life insurance policies involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

    The date of this prospectus is ____________, 2000.

                                TABLE OF CONTENTS

                                                                            Page

DEFINITIONS..................................................................
QUESTIONS AND ANSWERS ABOUT YOUR POLICY......................................
PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS................................
     Application for a Policy................................................
     Premiums................................................................
     Premium Limits..........................................................
     Modified Endowment Contracts............................................
     Safety Net Premium......................................................
     Allocation of Premiums..................................................
     Policy Value............................................................
     Accumulation Unit Value.................................................
     Transfer of Policy Value................................................
     Transfers Authorized by Telephone.......................................
     Dollar Cost Averaging...................................................
     Portfolio Rebalancing...................................................
     Specialized Uses of the Policy..........................................
THE SUBACCOUNTS AND PORTFOLIOS...............................................
     Subaccounts.............................................................
     Portfolios..............................................................
     Other Information About the Portfolios..................................
     Voting Rights...........................................................
     Additions, Deletions, and Substitutions of Securities...................
POLICY BENEFITS AND RIGHTS...................................................
     Death Benefit...........................................................
     Death Benefit Options...................................................
     Change in Face Amount...................................................
     Optional Insurance Benefits.............................................
     Policy Loans............................................................
     Amount Payable on Surrender of the Policy...............................
     Partial Withdrawals.....................................................
     Settlement Options......................................................
     Maturity................................................................
     Lapse and Reinstatement.................................................
     Cancellation and Exchange Rights........................................
     Postponement of Payments................................................
DEDUCTIONS AND CHARGES.......................................................
     Monthly Deduction.......................................................
     Policy Fee..............................................................
     Distribution Expense Charge.............................................
     Mortality and Expense Risk Charge.......................................
     Cost of Insurance Charge................................................
     Deduction for Separate Account Income Taxes.............................
     Portfolio Expenses......................................................
     Transfer Fee............................................................
GENERAL POLICY PROVISIONS....................................................
     Statements to Policy Owners.............................................
     Limit on Right to Contest...............................................
     Suicide.................................................................
     Misstatement of Age or Sex..............................................
     Beneficiary.............................................................
     Assignment..............................................................
     Dividends...............................................................
TAX MATTERS..................................................................
     Taxation of the Company and the Separate Account........................
     Taxation of Policy Benefits.............................................
     Modified Endowment Contracts............................................
     Diversification Requirements............................................
     Ownership Treatment.....................................................
DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY AND THE SEPARATE ACCOUNT.........
     Lincoln Benefit Life Company............................................
     Executive Officers and Directors of Lincoln Benefit.....................
     Separate Account........................................................
     Safekeeping of the Separate Account's Assets............................
     State Regulation of Lincoln Benefit.....................................
MARKET TIMING AND ASSET ALLOCATION SERVICES..................................
DISTRIBUTION OF POLICIES.....................................................
LEGAL PROCEEDINGS............................................................
LEGAL MATTERS................................................................
REGISTRATION STATEMENT.......................................................
EXPERTS......................................................................
FINANCIAL STATEMENTS.........................................................
APPENDIX.....................................................................

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. Lincoln Benefit does not authorize any information or representations regarding the offering described in this Prospectus other than as contained in this Prospectus.

                                   DEFINITIONS

Please refer to this list for the meaning of the following terms:

Accumulation Unit - An accounting unit of measurement which we use to calculate the value of a Subaccount.

Age - The Insured's age at his or her last birthday.

Beneficiary(ies) - The person(s) you name to receive the Death Benefit under the Policy.

Death Benefit - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any Policy Debt or unpaid Policy Charges.

Face Amount - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

Grace Period - A 61-day period during which the Policy will remain in force to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

Insured - The person whose life is insured under the Policy.

Issue Date - The date on which the Policy is issued. It is used to determine Policy Anniversaries, Policy Years and Policy Months.

Loan Account - An account established in our general account for amounts transferred from the Subaccounts as security for outstanding Policy loans.

Monthly   Automatic   Payment  -  A  method  of  paying  a  Premium  each  month automatically, for example by bank draft or salary deduction.

Monthly Deduction - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

Monthly Deduction Day - The same day in each month as the Issue Date. The day of the month on which Monthly Deductions are taken from your Policy Value.

Net Death Benefit - The Death Benefit, less any Policy Debt and Unpaid Policy Charges.

Net Investment Factor - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

Policy Anniversary - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

Policy Debt - The sum of all unpaid Policy loans and accrued loan interest.

Policy Owner ("You") - The person(s) having the privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

Policy Value - The sum of the values of your interests in the Subaccounts of the Separate Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

Policy Year - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

Portfolio(s) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Premium - Amounts paid to us as premium for the Policy by you or on your behalf.

Qualified Plan - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor, or other eligible organization that is qualified for favorable tax treatment under Section 401(a) or 403(b) of the Tax Code.

Separate Account - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

Subaccount - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

Surrender Value - The Policy Value less any Policy Debt. The Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

Tax Code - The Internal Revenue Code of 1986, as amended.

Valuation Date - Each day the New York Stock Exchange is open for business.

Valuation Period - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

                              QUESTIONS AND ANSWERS
                                ABOUT YOUR POLICY

These are answers to questions that you may have about some of the most important features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read the Prospectus carefully.

1. What Is A Flexible Premium Variable Universal Life Insurance Policy?

The Policy has a Death Benefit, Policy Value, and other features of life insurance providing fixed benefits. It is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much premium you want to pay. It is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Portfolios to which you have allocated your Premiums. The Policy Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Safety Net Premium provision. This Policy gives you the opportunity to take advantage of any increase in your Policy Value, but you also bear the risk of any decrease.

2.  What Are The Death Benefit Options?

While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount and the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value will never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.

3.  What Is The Safety Net Premium Feature?

Unless otherwise required by your state, we agree to keep the Policy in force for a specified period, regardless of the investment performance of the
Portfolios, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 75 or less at the Issue Date, the specified period will be the first five Policy Years. Otherwise, it will run from the Issue Date until the next Policy Anniversary after the Insured's 80 birthday.

To keep the Safety Net Premium feature in effect, on each Monthly Deduction Day your total Premiums (less withdrawals and Policy Debt) must at least equal the total amount you would have paid if you had paid the Safety Net Premium each month. If you have not paid sufficient Premiums, we will notify you and give you 61 days to remedy the shortfall. If you do not pay enough additional Premium within this 61-day period, the Safety Net Premium feature will terminate and may not be reinstated, even if you make up the shortfall after the end of the 61-day period.

When the Safety Net Premium feature is not in effect, your Policy will remain in force as long as the Surrender Value is large enough to pay the Monthly Deductions on your Policy as they come due. If on any Monthly Deduction Day the Surrender Value is less than the Monthly Deduction due, your Policy will enter the Grace Period. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will terminate.

4.  How Will My Policy Value Be Determined?

Your Premiums are invested in one or more of the Subaccounts of the Separate Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the value in the Loan Account. Your Policy Value will depend on the investment performance of the Subaccounts, as well as the Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Value.

5.  What Are The Premiums For This Policy?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required Premium in your Policy, which is based on your Policy's Face Amount and the Insured's age, sex, and risk class. You do not have to pay the required Premium after the first Policy Year. To take advantage of the Safety Net Premium feature, you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. Your Policy also has a planned periodic Premium. You establish a planned periodic Premium when you purchase a Policy. You are not required to pay the planned periodic Premium, and we will not terminate your Policy merely because you did not pay a planned periodic Premium.

6.  Can I Increase Or Decrease My Policy's Face Amount?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending us a written request. Your requested increase must be at least $10,000. If you request an increase in Face Amount, you must provide us with evidence of insurability that meets our underwriting standards. An increase in the Face Amount of your Policy will increase the charges deducted from your Policy Value. We will not decrease the Face Amount of your Policy below $250,000. For more detail, see "Change in Face Amount," on page [ ].

7.  How Are My Premiums Allocated?

100% of your Premiums are allocated to the Policy Value.

When you apply for the Policy, you specify in your application how to allocate your Premiums among the Subaccounts. You must use whole number percentages and the total allocations must equal 100%. You may change your allocation percentages at any time by notifying us in writing.

Generally, we will allocate your Premiums to the Subaccounts as of the date we review them in our home office. If a Premium requires an underwriting, the Premium will not be allocated nor will it earn interest prior to the Issue Date. Once underwriting approval and Premium are received, we will allocate that Premium in accordance with your most recent instructions. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied.

In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money Market Sub-Account.

You may transfer Policy Value among the Subaccounts while the Policy is in force, by writing to us or calling us at 1-800-865-5237. While we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 upon the second and each subsequent transfer in a single calendar month. For more detail, see "Transfer of Policy Value" and "Transfers Authorized by Telephone," on page [ ]. You may also use our automatic Dollar Cost
Averaging program or our Portfolio Rebalancing program. You may not use both programs at the same time.

Under the Dollar Cost Averaging program, amounts are automatically transferred at regular intervals from a Subaccount of your choosing. Transfers may be made monthly, quarterly, or annually. For more detail, see "Dollar Cost Averaging," on page [ ].

Under the Portfolio Rebalancing program, you can maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Policy Value allocations. If you elect rebalancing, we will automatically transfer your Policy Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. We will automatically terminate this program if you request a transfer outside the program. For more detail, see "Portfolio Rebalancing," on page [ ]6.

8.  What Are My Investment Choices Under The Policy?

You can allocate and reallocate your Policy Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:

Fund                                                           Portfolio(s)
----------------------------------------------                 -----------------------------------------
Janus Aspen Series                                             Flexible Income Portfolio
                                                               Balanced Portfolio
                                                               Growth Portfolio
                                                               Aggressive Growth Portfolio
                                                               Worldwide Growth Portfolio

Federated Insurance Management Series                          Utility Fund II
                                                               Fund for U.S. Government Securities II
                                                               High Income Bond Fund II

Fidelity Variable Insurance Products Fund                      Money Market Portfolio
                                                               Equity-Income Portfolio
                                                               Growth Portfolio
                                                               Overseas Portfolio

Fidelity Variable Insurance Products Fund II                   Asset Manager Portfolio
                                                               Contrafund Portfolio
                                                               Index 500 Portfolio

The Alger American Fund                                        Income and Growth Portfolio
                                                               Small Capitalization Portfolio
                                                               Growth Portfolio
                                                               MidCap Growth Portfolio
                                                               Leveraged AllCap Portfolio

Scudder Variable Life Investment Fund                          Bond Portfolio
                                                               Balanced Portfolio
                                                               Growth and Income Portfolio
                                                               Global Discovery Portfolio
                                                               International Portfolio

Strong Variable Insurance Funds, Inc.                          Discovery Fund II
                                                               MidCap Growth Fund II

Strong Opportunity Fund II, Inc.                               Opportunity Fund II

T. Rowe Price International Series, Inc.                       T. Rowe Price International Stock Portfolio

T. Rowe Price Equity Series                                    T. Rowe Price Mid-Cap Growth Portfolio
                                                               T. Rowe Price New America Growth Portfolio Inc.
                                                               T. Rowe Price Equity Income Portfolio

MFS Variable Insurance Trust                                   Growth with Income Series
                                                               Research Series
                                                               Emerging Growth Series
                                                               Total Return Series
                                                               New Discovery Series


Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the Prospectuses for the Portfolios.

9.  May I Take Out A Policy Loan?

Yes, you may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans," on page [ ].

10.  What Charges Are Deducted From My Policy Value?

We will take a Monthly Deduction from your Policy Value. The Monthly Deduction consists of the following charges:

         (a)  A monthly policy fee of $7.50;

         (b)  A monthly mortality and expense risk charge;

         (c)  A distribution expense charge;

         (d)  A cost of insurance charge; and

         (e)  The cost of any additional benefits provided to you by rider.

The mortality and expense risk charge for the first fifteen Policy Years will be 0.60% (on an annual basis) of the Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.40%, and we guarantee that we never charge more than 0.60%.

The cost of insurance charge covers our anticipated mortality costs. We determine it separately for the initial Face Amount of your Policy and each subsequent increase in Face Amount.

The distribution expense charge of 1.00% (on an annual basis) of the Policy Value allocated to the Subaccounts, for the first 20 Policy Years, covers a portion of the sales expenses we incur in distributing the Policies. Sales and distribution expenses include agents' commissions, advertising, and the printing of Prospectuses.

The Monthly Deduction is deducted pro rata from your interest in the Subaccounts. The mortality and expense risk and distribution expense charges, while expressed as an annual percentage of average daily Policy Value are computed and deducted monthly by canceling units credited to your Policy.

The charges assessed under the Policy are described in more detail in "Deductions and Charges," beginning on page [ ].

In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses.

11.  Do I Have Access To The Value Of My Policy?

While the Policy is in force, you may surrender your Policy for the Surrender Value. Upon surrender, life insurance coverage under the Policy will end. You may also withdraw part of your Policy Value through a partial withdrawal. A partial withdrawal must equal at least $500. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals," on page [ ]. Each time you take a partial withdrawal, we may deduct a partial withdrawal service fee of $10 from the amount withdrawn.

12.  What Are The Tax Consequences Of Buying This Policy?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.

Special rules govern the tax treatment of life insurance policies which meet the federal definition of modified endowment contracts. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, death benefit payments under modified endowment contracts, like death benefit payments under life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of premium. The income portion of the distribution is includable in your taxable income. Also, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Tax Matters," beginning on page [ ].

13.  Can I Return This Policy After It Has Been Delivered?

You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. In some states, we are required to send you the amount of your Premiums. In those states, we currently are allocating your initial Premium as described in the answer to question 7 above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your Premiums to the Fidelity Money Market Sub-Account. Your Policy will contain specific information about your free-look rights in your state.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may convert it into a non-variable universal life insurance policy.


                  PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

Application For A Policy. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally will not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $250,000. Before we issue a Policy, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We will issue your Policy when we have determined that your application meets our underwriting requirements. We will apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements that prevent us from placing your policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature.

We will commence coverage of the Insured under the Policy, on the later of:

         o        the Issue Date,

         o        the date that we receive your first Premium, or

         o        the date that all requirements have been met.

If you pay a Premium with your application and your requested Face Amount is less than $500,000, we will provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application but only if you are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams and lab tests have been completed. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

Premiums. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We will send you a reminder notice if you pay annually, semi-annually, or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained below.

While your Policy also will show a planned periodic Premium amount, you are not required to pay planned periodic Premiums. You set your planned periodic Premium when you purchase your Policy. Your Policy will not lapse, however, merely because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Surrender Value is no longer enough to pay the Monthly Deductions. However, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your payments are greater than the Safety Net Premium amount.

Premiums must be sent to us at our home office. Unless you request otherwise in writing, we will treat all payments received while a Policy loan exists as new Premium.

Premium Limits. Before we will accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Modified Endowment Contracts. Under certain circumstances, a Policy could be classified as a "modified endowment contract," a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Tax Matters--Modified Endowment Contracts," on page [ ]6.

Your Policy could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in your Policy being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we will not refund the Premium.

If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the policy data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premium to your Policy without causing it to become a modified endowment contract.

Safety Net Premium. The Safety Net Premium feature is intended to enable you to ensure that your Policy will remain in force during a specified period regardless of changes in the Policy Value. If the Insured is age 75 or under at the Issue Date, the specified period is the first five Policy Years. For issue ages 76-79, the specified period is to the policy anniversary following the insured's 80th birthday. Please check with your local representative on the Safety Net period approved in your state.

As a general rule, your Policy will enter the Grace Period, and may lapse, if the Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under the Safety Net Premium feature, however, we guarantee that regardless of declines in your Policy Value, your Policy will not enter the Grace Period as long as your total Premiums paid since the Issue Date, less partial withdrawals and outstanding Policy loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount will equal the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature will remain in effect.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, we will let you know and you will have 61 days to satisfy the shortfall. If you do not, the Safety Net Premium guarantee will end and it cannot be reinstated. After the Safety Net Premium guarantee is no longer in effect, the Policy will stay in force only as long as the Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement," on page [ ].

Allocation Of Premiums. Your Premiums are allocated to the Subaccount(s) in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%.

We will allocate your subsequent Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Policy Value to up to twenty-one of the 37 available options, counting each Subaccount as one option. You may add or delete Subaccounts from your allocation instructions, but we will not execute instructions that would cause you to have Policy Value in more than twenty-one options. In the future we may waive this limit.

Usually, we will allocate your initial Premium to the Subaccounts, as you have instructed us, on the Issue Date. If you do not pay your first Premium until after the Issue Date, we will allocate your initial Premium to the Subaccounts on the date we receive it. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied. No earnings or interest will be credited before the Issue Date.

In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your Premiums to the Fidelity Money Market Sub-Account.

We will make all valuations in connection with the Policy on the date a Premium is received or your request for other action is received, if that date is a Valuation Date and a date that we are open for business. Otherwise we will make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business.

Policy Value. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen plus your Loan Account. Your Policy Value will change daily to reflect the performance of the Subaccounts you have chosen, the addition of Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, your Policy Value will equal the Premium less the Monthly Deduction for the first Policy Month.

On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal:

         o        The total value of your  Accumulation Units in the Subaccount;
                  plus

         o Any Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

         o Any Policy Value transferred to the Subaccount during the current Valuation Period; minus

         o Any Policy Value transferred from the Subaccount during the current Valuation Period; minus

         o Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus

         o        The  portion  of  any  Monthly  Deduction   allocated  to  the
                  Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

All Policy Values equal or exceed those required by law.  Detailed  explanations
of  methods  of  calculation  are  on  file  with  the  appropriate   regulatory
authorities.

Accumulation Unit Value. The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Day. A Subaccount's Accumulation Unit Value for a particular Valuation Day will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount for the Valuation Period then ended. The Net Investment Factor for each Subaccount is (x) divided by (y), where:

         (x)      is the sum of:

                  o the asset value per share of the corresponding Portfolio at the end of the current Valuation Period and

                  o the per share amount of any dividend or capital gains distribution by that Portfolio if the ex-dividend date occurs in that Valuation Period; and

         (y) is the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period.

You should refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For more detail, see "Policy Value," on page [ ].

Transfer Of Policy Value. While the Policy is in force, you may transfer Policy Value among the Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future.

You currently may not have Policy Value in more than twenty-one Subaccounts. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. We close our offices for business on certain days immediately preceding or following certain national holidays when the NYSE is open for business. For calendar year 2000, our offices will be closed on November 24th. For transfers requested on this day, we will make the transfer on the first subsequent day on which we and the NYSE are open.

Transfers Authorized By Telephone. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

In the future, we may charge you the transfer fee described on page [ ], although currently we are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

Dollar Cost Averaging. Under our Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from a Subaccount of your choosing. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market.

While we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount other than a Subaccount such as the Fidelity Money Market Subaccount, which maintains a stable net asset value, are less likely to produce the desired effects of Dollar Cost Averaging. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

Portfolio Rebalancing. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. For example, you could specify that 30% of your Policy Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in
the Fidelity VIP II Contrafund Portfolio. Over time, the variations in each Subaccount's investment results will shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we will automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.

You may choose to have rebalances made monthly, quarterly, semi-annually, or annually. We will not charge a transfer fee for Portfolio Rebalancing. No more than eight Subaccounts can be included in a Portfolio Rebalancing program at one time. We will automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application but do not specify a date for your first rebalancing, it will occur one period after the Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

Specialized Uses Of The Policy. Because the Policy provides for an accumulation of Policy Value as well as a Death Benefit, you may wish to use it for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes involves certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy loans may significantly affect current and future Policy Value, Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios in which the Subaccounts invest and the amount of a Policy loan, a Policy loan may cause your Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. (See "Tax Matters," beginning on page [ ].)

                         THE SUBACCOUNTS AND PORTFOLIOS

Subaccounts. The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund our other variable universal life insurance policies.

Portfolios. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. You should carefully review the Portfolios' prospectuses before allocating amounts to the Subaccounts.

Janus Aspen Series (investment adviser: Janus Capital Corporation)

Flexible Income Portfolio seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

Balanced Portfolio seeks both growth of capital and current income. This Portfolio usually invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

Growth Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

Aggressive Growth Portfolio seeks long-term growth of capital. It is a non-diversified fund. It usually invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

Worldwide Growth Portfolio seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio usually invests in issuers from at least five different countries including the United States.

Federated Insurance Management Series (investment adviser: Federated Advisers).

Federated Utility Fund II's investment objective is to achieve high current income and moderate capital appreciation. The Fund pursues its investment objective by investing, under normal market conditions, at least 65% of its assets in equity securities (including convertible securities) of companies that derive at least 50% of their revenues from the provision of electricity, gas and telecommunications related services.

Federated Fund For U.S. Government Securities II's investment objective is to provide current income. The Fund pursues its objective by investing primarily in U.S. government securities which include agency mortgage (FHLMC, FNMA, GNMA), U.S. Treasury and agency debenture securities.

Federated High Income Bond Fund II's investment objective is to seek high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The Fund provides exposure to the high-yield, lower-rated corporate bond market. At least 65 percent of the Fund's assets are invested in corporate bonds rated BBB or lower. The adviser actively manages the Fund's portfolio seeking to realize the potentially higher returns of high-yield bonds compared to returns of high-grade securities by seeking to minimize default risk and other risks through careful security selection and diversification.

Fidelity  Variable  Insurance  Products  Fund  (investment   adviser:   Fidelity
Management & Research Company)

Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will invest in U.S. dollar-denominated money market securities of domestic and foreign insurers, including U.S. government securities and repurchase agreements.

Equity-Income Portfolio seeks reasonable income by investing normally in income-producing equity securities. The goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets is normally invested in income-producing common or preferred stock. The Portfolio, however, has the flexibility to invest the balance in other types of domestic and foreign securities, including bonds.

Growth Portfolio seeks to achieve capital appreciation. This Portfolio normally invests primarily in common stocks which are believed to have above average growth potential.

Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets is normally invested in securities of issuers outside of the United States. The Portfolio normally diversifies its investments across countries and regions.

Fidelity Variable Insurance Products Fund II (investment adviser: Fidelity Management & Research Company)

Asset Manager Portfolio seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term/money market securities. Usually, this Portfolio's assets will be allocated within the following guidelines: 50% in stocks (can range from 30-70%); 40% in bonds (can range from 20-60%); and 10% in short-term/money market instruments (can range from 0-50%).

Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies whose value the Portfolio's adviser believes is not fully recognized by the public. This Portfolio usually invests primarily in common stock of domestic and foreign issuers.

Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the U.S. as represented by the S&P 500 while keeping transaction costs and other expenses low.

The Alger American Fund (investment adviser: Fred Alger Management)

Income And Growth Portfolio primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.

Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Midcap Growth Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

Leveraged Allcap Portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

Scudder Variable Life Investment Fund (investment adviser: Scudder, Stevens & Clark, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.

Bond Portfolio seeks high level of income consistent with a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

Balanced Portfolio seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

Growth And Income Portfolio seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investments considerations and not for trading purposes.

Global Discovery Portfolio seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which the adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

Strong Variable Insurance Funds, Inc. (investment adviser: Strong Capital Management, Inc.)

Discovery Fund II seeks to provide investors with capital growth, a goal they pursue by investing in a diversified portfolio of small, medium and larger sized companies. The adviser's investment approach combines numbercrunching analysis with direct research, including on-site visits. Through frequent discussions with management, suppliers, customers and competitors, the advisor believes they can identify vital aspects of companies that are not reflected in their historical financial statements or their stock prices.

Midcap  Growth  Fund  II  seeks   long-term   capital  growth  by  investing  in
well-managed growth companies. The majority of the Fund's holdings will be in companies having market capitalizations between $800 million and $8 billion at the time of purchase.

Strong Opportunity Fund II Inc. (investment adviser: Strong Capital Management, Inc.)

Opportunity Fund II focuses on stocks of medium-size companies that offer strong growth potential, but are underpriced. Rather than rely on traditional Wall Street research, the adviser applies a proprietary private market value approach to find stocks for the Fund. The adviser first considers companies (and industries) that are out of favor. Then they determine the price they believe an investor would be willing to pay for an entire company - its private market value. A company whose stock price is lower than its private market value may be added to the Portfolio.

T. Rowe Price International Series, Inc. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Ltd.)

T. Rowe Price International Stock Portfolio seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among developed and emerging countries throughout the world.

T. Rowe Price Equity Series, Inc. (investment adviser: T. Rowe Price Associates, Inc.)

T. Rowe Price New America Growth Portfolio seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies operating in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above-average performers in their fields. The Portfolio may invest up to 25% of its assets in growth companies outside the service sector.

T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation by investing primarily mid-cap stocks with the potential for above-average earnings growth. The adviser will invest at least 65% of the Portfolio's assets in a diversified portfolio of common stocks of mid-cap companies whose earnings the adviser expects to grow at a faster rate than the average company. The adviser defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index. However, the Portfolio will not automatically sell or cease to purchase stock of a company it already owns just because the company's market cap grows or falls outside this range. The Portfolio also may invest in other types of securities, such as foreign securities, convertible stocks and bonds, and warrants, when consistent with the Portfolio's investment objective.

T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its total assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as foreign securities, convertible stocks and bonds, and warrants when consistent with the Portfolio's investment objective.

MFS Variable Insurance Trust (investment adviser: Massachusetts Financial Services)

Growth With Income Series seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds. The series will also seek to provide income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Composite Index. The series may invest in foreign equity securities through which it may have exposure to foreign currencies.

Research Series seeks long-term growth of capital and future income. The series may invest in foreign equity securities (including emerging market securities) through which it may have exposure to foreign currencies. The series is permitted to do "Short Sales Against the Box."

Emerging Growth Series seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

Total Return Series seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio secondarily seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds. Consistent with the series' principal investment policies the series may invest in foreign securities, and may have exposure to foreign currencies through its investment in these securities.

New Discovery Series seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

Other Information About the Portfolios

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Some of the Portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current interpretations, however, you are entitled to instruct us on how to vote those shares on certain matters. We will notify you when we need your instructions and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy owners.

We may, when required by state insurance regulatory authorities, disregard Policy owner voting instructions if the instructions require that the shares be voted to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy owners, and we may choose to do so.

Additions, Deletions, And Substitutions Of Securities. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our Board of Directors, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with applicable legal requirements.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

         o        to operate the Separate Account in any form permitted by law;

         o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

         o to transfer assets from one Subaccount to another, or from any Subaccount to our general account;

         o        to add, combine or remove Subaccounts in the Separate Account;
                  and

         o to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Deductions and Charges - Deduction for Separate Account Income Taxes" on page [ ] below.

         o to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

                           POLICY BENEFITS AND RIGHTS

Death Benefit. While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options," on page [ ], we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

Death Benefit Options.  You may choose one of two Death Benefit Options:

If you select Option 1, the Death Benefit will be the greater of: (a) the Face Amount of the Policy or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

If you select Option 2, the Death Benefit will be the greater of: (a) the Face Amount plus the Policy Value, or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. They vary according to the age of the Insured. We set the corridor percentages to seek to ensure that the Policies will qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may therefore increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

EXAMPLES:

                                            Example A              Example B
                                            --------               --------
                                                       Face Amount
                                            $250,000               $250,000
Death Benefit Option                            1                      1
Insured's Age                                  45                     45
Policy Value on Date of Death               $120,000                $85,000
Applicable Corridor Percentage                215%                    215%
Death Benefit                               $258,000               $250,000

In Example A, the Death Benefit equals $258,000, i.e., the greater of $250,000 (the Face Amount) and $258,000 (the Policy Value at the Date of Death of $120,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $250,000, i.e., the greater of $250,000 (the Face Amount) or $182,750 (the Policy Value of $85,000 multiplied by the corridor percentage of 215%).

Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Policy Value. Therefore, under Option 1, as your Policy Value increases, the net amount at risk under your Policy will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Therefore, if you select Option 2, your Policy generally will involve a constant net amount at risk. Since the cost of insurance charge on your Policy is based upon the net amount at risk, the cost of insurance charge will generally be less under a Policy with an Option 1 Death Benefit than under a similar Policy with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

You may change the Death Benefit option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we will decrease the Face Amount of your Policy by the amount of the Policy Value. The change will take effect on the Monthly Deduction Day on or immediately following the date we receive your written request.

We do not currently require you to prove insurability for a change in Death Benefit options. We will not permit you to change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $250,000.

Change In Face Amount. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount will change the net amount at risk and, therefore, the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We will not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $250,000. A decrease in the Face Amount will not affect the Safety Net Premium.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

An increase in the Face Amount of your Policy will affect your cost of insurance charges. As noted above, we will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. Finally, increases in the Face Amount of your Policy will also increase the Safety Net Premium amount.

Optional Insurance Benefits. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We will require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. The riders we currently offer are described below. In our discretion we may offer additional riders or stop offering a rider.

Children's Level Term Rider: This rider provides for level term insurance on the Insured's children, as defined in the rider. We will provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We will pay the Death Benefit to the person you designate. If the Insured dies while the rider is in effect, we will convert the coverage on each child to paid-up term insurance that will remain in force until the child reaches age 25. The rider may be exchanged for a new Policy on the earlier of each child's 25th birthday, or the Insured's age 65. We will not require evidence of insurability to exchange the rider.

Accidental Death Benefit: Under this rider, we will provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs:

         o        the Policy terminates;

         o        the next Policy Anniversary after the Insured's 70th birthday;
                  or

         o        you ask to end the rider.

Continuation Of Premium: Under this rider, we will contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs:

         o        the Policy terminates;

         o        the Insured reaches age 60; or

         o        you ask to end the rider.

Additional Insured Rider: This rider provides life insurance coverage on an Additional Insured. We will pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the additional Insured died while the rider was in force. You may renew the coverage until the Additional Insured reaches age 99 or the Insured reaches 99, if earlier. Until the Additional Insured's 75th birthday, you may exchange the rider for a new Policy on the Additional Insured's life, subject to certain conditions as defined in the rider. We will not require evidence of insurability to exchange the rider.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

Policy Loans. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for a loan is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We will ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described in "Postponement of Payments" on page [ ]. While the Policy remains in force, you may repay the loan in whole or in part without any penalty at any time while the Insured is living.

When we make a Policy Loan to you, we will transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We will also transfer in this manner Policy Value equal to any due and unpaid loan interest. We will usually take the transfers from the Subaccounts pro rata based upon the balances of each Subaccount. The amounts allocated to the Loan Account will be credited with interest at the Loan Credited Rate stated in your Policy.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0% per year. We will treat any other loan as a Standard Loan. The interest rate on Standard Loans is 6.0% per year.

Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest will become part of the Policy Loan and will accrue interest at the same rate. In addition, we will transfer the difference between the value of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts to the Loan Account.

If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a
Section 1035 tax-free exchange may avoid any income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy Loan from another insurer as part of Section 1035 tax-free exchange, we will treat a loan of up to 20% of your Policy Value as a Preferred Loan. If the amount due is more than 20% of your Policy Value, we will treat the excess as a Standard Loan. The treatment of transferred Policy Loans is illustrated in the following example:

                  Transferred Policy Value                    $ 190,000
                  Transferred Policy Loan                        40,000
                                                              ---------
                  Surrender Value                             $ 150,000

                  20% of Policy Value                         $  38,000
                  Preferred Loan                              $  38,000
                  Standard Loan                               $   2,000

If the total outstanding loan(s) and loan interest exceeds the surrender value of your Policy, we will notify you and any assignee in writing. To keep the Policy in force, we will require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy will lapse and terminate without value. As explained in the section entitled "Lapse and Reinstatement" on page [ ], however, you may subsequently reinstate the Policy. Before we will permit you to reinstate the Policy, we will require either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

All or any part of any Policy Loan may be repaid while the Policy is still in effect. If you have a Policy Loan outstanding, we will assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment will be allocated among the Subaccounts using the same percentages used to allocate Premiums. An amount equal to the payment will be deducted from the Loan Account.

A Policy Loan, whether or not repaid, will have a permanent effect on the Policy Value because the investment results of each Subaccount will apply only to the amount remaining in that Subaccount. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value will not increase as rapidly as it would if you had not taken a Policy Loan. If the Subaccounts earn less than that rate, then your Policy Value will be greater than it would have been if you had not taken a Policy Loan. Also, if your do not repay a Policy Loan, total outstanding Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

Amount Payable On Surrender Of The Policy. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Surrender Value determined as of the day we receive your written request. Your Policy will terminate on the day we receive your written request, or the date requested by you, whichever is later. We may require that you give us your Policy document before we pay you the surrender proceeds.

The Surrender Value equals the Policy Value, minus any Policy Debt. We will determine the Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We will pay you the Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later.

You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" on page [ ].

The tax consequences of surrendering the Policy are discussed in "Tax Matters," beginning on page [ ].

Partial Withdrawals. While the Policy is in force after the first Policy Year, you may receive a portion of the Surrender Value by making a partial withdrawal from your Policy. You must request the partial withdrawal in writing. Your request will be effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

The minimum partial withdrawal amount is $500. We will subtract the partial withdrawal service fee of $10 from your withdrawal proceeds. You may not make a partial withdrawal that would reduce the Surrender Value to less than $500. You may specify how much of your partial withdrawal you wish taken from each Subaccount.

If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Policy as well as the Policy Value. We will reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $250,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

The tax consequences of partial withdrawals are discussed in "Tax Matters" beginning page [ ].

Settlement Options. We will pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the Settlement Options that we then offer. You may request a Settlement Option by notifying us in writing at the address given on the first page of this Prospectus. We will transfer to our general account any amount placed under a Settlement Option and it will not be affected by the investment performance of the Separate Account.

You may request that the proceeds of the Policy be paid under a Settlement Option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death no Settlement Option is in effect, the Beneficiary may choose a Settlement Option not more than 12 months after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement Option will become invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement Option or select a new one.

The amount applied to a Settlement Option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. We will not permit surrenders or partial withdrawals after payments under a Settlement Option commence.

We currently offer the five Settlement Options described below:

Option a - Interest. We will hold the proceeds, credit interest to them, and pay out the funds when the person entitled to them requests.

Option b - Fixed Payments. We will pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

Option c - Life Income. Guaranteed Period Certain. We will pay the proceeds in a monthly income for as long as the payee lives. You may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we will make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we will stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

Option d - Joint And Survivor. We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

Option e - Period Certain. We will pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we will pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other Settlement Option plans. Write or call us to obtain information about them.

When the proceeds are payable, we will inform you concerning the rate of interest we will credit to funds left with us. We guarantee that the rate of interest will be at least 3.5%. We may pay interest in excess of the guaranteed rate.

Maturity. The Policies have no maturity date. Your Policy will continue as long as Surrender Value is sufficient to cover Monthly Deductions.

Lapse And Reinstatement. If the Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. You will be given a 61-day Grace Period in which to pay enough additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you a notice telling you that you must pay the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefit," on page [ ]. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will terminate at the end of the Grace Period.

If the Policy lapses, you may apply for reinstatement of the Policy by paying us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium is equal to an amount sufficient to:

         o        cover all unpaid Monthly Deductions for the Grace Period, and

         o        keep your Policy in force for three months.

If a Policy Loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date will reflect the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges will continue to be based on your original Issue Date.

Cancellation And Exchange Rights. You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually will reflect the investment experience of the Subaccounts to which you have allocated your Premium. In some states, however, we are required to send you the amount of your Premiums. In those states, currently we allocate any Premium received before the end of the free-look period as described in "Allocation of Premiums" on page [ ] above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your Premiums to the Fidelity Money Market Sub-Account. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will not require evidence of insurability. We will not charge you to perform this amendment.

The net amount at risk (i.e., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.

Postponement Of Payments. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy loan, or the payment of the Death Benefit Proceeds, in the following circumstances:

         o whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

         o when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonably practicable; or

         o        at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will add interest at our current rate from the time you asked for the Surrender Value.

                             DEDUCTIONS AND CHARGES

Monthly Deduction. On each Monthly Deduction Day, we will deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is intended to compensate us for expenses incurred in connection with the distribution and issuance of a Policy, the cost of life insurance, the cost of any optional insurance benefits and certain administrative expenses. The administrative expenses include salaries, postage, telephone, office equipment and periodic reports.

The Monthly Deduction is the sum of the following five items:

         o        the policy fee;

         o        the distribution expense charge;

         o        the mortality and expense risk charge;

         o        the cost of insurance charge; and

         o        the cost of any benefit rider.

We will allocate the monthly deduction pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. The mortality and expense risk and distribution expense charges, while expressed as annual percentages of Policy Value are computed and deducted monthly by canceling units credited to your Policy.

Policy Fee. The monthly policy fee will be $7.50 per month. This charge compensates us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

Distribution Expense Charge. For the first twenty Policy Years, the distribution expense charge will be deducted as part of the monthly deduction at an annual rate of 1.00% of the Policy Value allocated to the Subaccounts.

The distribution expense charge is imposed to cover our actual sales and distribution expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the distribution expense charge paid with respect to a particular Policy may be higher or lower than the sales and distribution expenses we incurred in connection with that Policy. To the extent sales and distribution costs are not recovered by this charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense risk charge on the Separate Account assets.

In states where approved, we will not impose the distribution expense charge for Policies under which the insured is an employee, or an immediate family member of an employee, of the Allstate Corporation, its subsidiaries, or an organization that distributes Policies underwritten by the Allstate Corporation, or one of its subsidiaries, at the time of application.

Mortality And Expense Risk Charge. For the first fifteen Policy Years, the monthly mortality and expense risk charge will be calculated at an annual rate equivalent to 0.60% of the net Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.40%, and we guarantee that we will not charge more than 0.60%. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

Cost Of Insurance Charge. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount at risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day; and (b) is the Policy Value as of the prior Monthly Deduction Day.

EXAMPLE:

         Face Amount                                            $250,000
         Death Benefit Option                                          1
         Policy Value on the Prior Monthly Deduction Day         $75,000
         Insured's Attained Age                                       45
         Corridor Percentage                                        215%
         Death Benefit                                          $250,000

On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $250,000, because the Face Amount ($250,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($75,000 x 215% = $161,250). Since the Policy Value on that date is $75,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $175,000 ($250,000 - $75,000).

Assume that the Policy Value in the above example was $125,000. The Death Benefit would then be $268,750 (215% x $125,000), since this is greater than the Face Amount ($250,000). The cost of insurance rates in this case would be applied to the net amount at risk of $143,750 ($268,750 - $125,000).

Because the Policy Value and, as a result, the amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge probably will be different each month.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy. We base the cost of insurance rate on the sex, issue age, Policy Year, and premium rating class of the Insured. However, we issue unisex policies in Montana and in connection with Qualified Plans. Although we will base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on the Insured's sex and age last birthday. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

On the Policy Anniversary following the Insured's 100th birthday, we will waive all cost of insurance charges and monthly policy fees.

Deduction For Separate Account Income Taxes. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page [ ] below.

Portfolio Expenses. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The table below contains a summary of current estimates of those charges and expenses. For more detailed information about those charges and expenses, please refer to the Prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.



                        PORTFOLIO COMPANY ANNUAL EXPENSES
                  A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)

                                                       MANAGEMENT FEE     OTHER EXPENSES     TOTAL
JANUS ASPEN SERIES                                     --------------     --------------     -----
  Flexible Income (1)                                      0.65%               0.07%         0.72%
  Balanced                                                 0.65%               0.02%         0.67%
  Growth (1)                                               0.65%               0.02%         0.67%
  Aggressive Growth (1)                                    0.65%               0.02%         0.67%
  Worldwide Growth (1)                                     0.65%               0.05%         0.70%

FEDERATED INSURANCE MANAGEMENT SERIES
  Utility II (2) (after fee waiver or                      0.75%               0.19%         0.94%
   expense reimbursement)
  U.S.  Government Securities                              0.60%               0.18%         0.78%
  II (2) (after fee waiver or expense reimbursement)
  High Income Bond II (after fee waiver or                 0.60%               0.19%         0.79%
   Expense reimbursement)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
  Money Market                                             0.18%               0.09%         0.27%
  Equity-Income (3a) (after expense reduction)             0.48%               0.08%         0.56%
  Growth (3a) (after expense reduction)                    0.58%               0.07%         0.65%
  Overseas (3a)(after expense reduction)                   0.73%               0.14%         0.87%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
  Asset Manager (3a)(after expense reduction)              0.53%               0.09%         0.62%
  Contrafund (3a)(after expense reduction)                 0.58%               0.07%         0.65%
  Index 500 (3b)(after expense reimbursement)              0.24%               0.04%         0.28%

THE ALGER AMERICAN FUND
  Income and Growth                                        0.625%              0.075%        0.70%
  Small Capitalization                                     0.85%               0.05%         0.90%
  Growth                                                   0.75%               0.04%         0.79%
  Midcap Growth                                            0.80%               0.05%         0.85%
  Leveraged Allcap (4)                                     0.85%               0.08%         0.93%

SCUDDER VARIABLE LIFE INVESTMENT FUND
  Bond                                                     0.475%              0.09%         0.57%
  Balanced                                                 0.475%              0.08%         0.55%
  Growth and Income                                        0.475%              0.08%         0.55%
  Global Discovery                                         0.975%              0.65%         1.63%
  International                                            0.853%              0.18%         1.03%

STRONG VARIABLE INSURANCE FUNDS, INC.
  Discovery II                                             1.00%               0.14%         1.14%
  Mid Cap Growth II                                        1.00%               0.17%         1.17%

STRONG OPPORTUNITY FUND II, INC.
  Opportunity II                                           1.00%               0.14%         1.14%

T. ROWE PRICE INTERNATIONAL SERIES, INC.  (7)
  T. Rowe Price                                            1.05%               0.00%         1.05%
  International Stock

T. ROWE PRICE EQUITY SERIES, INC.  (7)
  T. Rowe Price New America Growth                         0.85%               0.00%         0.85%
  T. Rowe Price Mid-Cap Growth                             0.85%               0.00%         0.85%
  T. Rowe Price Equity Income                              0.85%               0.00%         0.85%

MFS VARIABLE INSURANCE TRUST (5)
  Growth with Income                                       0.75%               0.13%         0.88%
  Research                                                 0.75%               0.11%         0.86%
  Emerging Growth                                          0.75%               0.09%         0.84%
  Total Return (6)                                         0.75%               0.15%         0.90%
  New Discovery (6)                                        0.90%               0.17%         1.07%
--------------------------

(1) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, Worldwide Growth, and Balanced Portfolios. All expenses are shown without the effect of expense offset arrangements.

(2) The expense figures shown reflect the voluntary waiver of all or a portion of the Management Fee. The maximum Management Fees for the indicated Portfolios and the Total Portfolio Expenses absent the voluntary waiver are as follows:
0.75% and 1.19%, respectively, for the Utility Fund II; 0.60% and 1.03%, respectively, for the U.S. Government Securities II; and 0.60% and 1.04% respectively for the High Income Bond Fund II.

(3)(a) A portion of the brokerage commissions these Portfolios paid was used to reduce their expenses. Additionally, a portion of certain of these funds' expenses was reduced as a result of credits earned on uninvested cash balances through arrangements with or on behalf of the funds' custodian. Without these reductions, total operating expenses for the following Portfolios would have been: Equity Income -- 0.57%; Growth -- 0.66%; Overseas -- 0.91%; Asset Manager -- 0.63%; and Contrafund -- 0.67%.

(b) The Fund's Investment Adviser agreed to reimburse a portion of the Index 500 Portfolio's expenses during the period. Without this reimbursement, the total operating expenses for the Index 500 Portfolio would have been 0.34%.

(4) Included in the Other Expenses of this Portfolio is 0.01% of interest expense.

(5) Each Portfolio has an expense offset arrangement which reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses."

(6) The Adviser has agreed to bear expenses for this Portfolio, subject to reimbursement by this Portfolio, such that this Portfolio's "Other Expenses" shall not exceed 0.15% of the average daily net assets of the Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Expenses" for New Discovery would be Other Expenses 1.59% and Total Expenses 2.49%.

(7)      Management fees include operating expenses.


Transfer Fee. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s). We will notify you if we begin to charge this fee.

The transfer fee will be deducted from the Policy Value that remains in the Subaccount(s) from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                            GENERAL POLICY PROVISIONS

Statements To Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will mail you the reports, confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit On Right To Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide while sane or kills him or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him or herself while insane, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement Of Age Or Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

Beneficiary.   You   name   the   original   Beneficiary(ies)   and   Contingent
Beneficiary(ies) in your application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries and Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

Assignment. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

Dividends.  We will not pay any dividend under the Policies.


                                   TAX MATTERS

Introduction

The following discussion is general and is not intended as tax advice. Lincoln Benefit makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. This discussion addresses the tax treatment of Policies that are not owned by Qualified Plans. Policies may also be used in connection with Qualified Plans. The income on Qualified Plan investments is tax deferred and Policies held by such plans do not receive any additional tax deferral. You should review the Policy features, including all benefits and expenses, prior to purchasing a Policy in a Qualified Plan. In the case of a Policy held by a Qualified Plan, the terms of the plan may govern the right to benefits, regardless of the terms of the Policy. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

Taxation Of The Company And The Separate Account

Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Separate Account is not an entity separate from Lincoln Benefit and its operations form a part of Lincoln Benefit. As a consequence, the Separate Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Lincoln Benefit believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Lincoln Benefit is legally required to accumulate and maintain in order to meet future obligations under the Policies. Lincoln Benefit does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

Taxation Of Policy Benefits

In order to qualify as a life insurance policy for federal income tax purposes, the Policy must meet the definition of a life insurance policy set forth in
Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a Policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is excluded from the beneficiary's gross income under Section 101(a) of the Tax Code and you are not taxed on increases in the Policy Value until a distribution occurs.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide most of the tax advantages normally provided by life insurance. Lincoln Benefit has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. Policy loans are generally not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals only to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered. Withdrawals and loans from modified endowment contracts are subject to less favorable tax treatment.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is not your estate, but you retain incidents of ownership in the Policy, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include:

         o        the right to change beneficiaries,

         o        to revoke an assignment,

         o        to pledge the Policy, or

         o        to obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including Qualified Plans, nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Modified Endowment Contracts

A life  insurance  policy is treated as a "modified  endowment  contract"  under
Section 7702A of the Tax Code if it meets the  definition  of life  insurance in
Section 7702, but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A. We will not accept any premiums that cause the Policy to become a modified endowment contract unless we receive from you a written acknowledgment that the Policy will become a modified endowment contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a modified endowment contract will not cause the new policy to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a modified endowment contract for a new life insurance policy will always cause the new policy to be a modified endowment contract.

A Policy that is classified as a modified endowment contract is eligible for some of the beneficial tax treatment accorded to life insurance. The death benefit is excluded from income and increases in Policy Value are not subject to current taxation. If you receive any amount as a Policy loan from a modified endowment contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Unlike other life insurance policies, withdrawals and distributions made before the insured's death are treated as taxable income first, then as recovery of investment in the contract. The taxable portion of any distribution from a modified endowment contract is subject to a 10% penalty tax, except as follows:

         o distributions made on or after the date on which the taxpayer attains age 59 1/2;

         o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code);

         o or any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any distributions.

Diversification Requirements

For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment

The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause an investor to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under this Policy are different than those described by the IRS in rulings in which it found that contract owners were not owners of Separate Account assets. For example, you have the choice to allocate premiums and Policy values among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includable in your gross income. Lincoln Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

                             DESCRIPTION OF LINCOLN
                          BENEFIT LIFE COMPANY AND THE
                                SEPARATE ACCOUNT

Lincoln Benefit Life Company. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 2940 South 84th Street, Lincoln, Nebraska 68506-4142. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York. We intend to market the Policy everywhere we conduct variable life insurance business. The Policies offered by this Prospectus are issued by us and will be funded in the Separate Account.

Through our reinsurance agreement with Allstate Life, substantially all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Under our reinsurance agreements with Allstate Life, we reinsure all reserve liabilities with Allstate Life except for variable contracts. Our variable contract assets and liabilities are held in legally-segregated unitized separate accounts and are retained by us. However, the transactions related to such variable contracts such as premiums, expenses and benefits are transferred to Allstate Life.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

We also act as the sponsor for one other of our Separate Accounts that is a registered investment company: Lincoln Benefit Life Variable Annuity Account. Our officers and employees are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which we are an indirect wholly-owned subsidiary.

Executive Officers And Directors Of Lincoln Benefit. Our directors and executive officers are listed below, together with information about their dates of election and principal business occupations during the last five years (if other than their present occupation). The principal business address of each of the officers and directors listed below is 2940 South 84th St., Lincoln, Nebraska 68506-4142.

Thomas R. Ashley, Senior Vice President & Medical Director 1998, Director 1999, Vice President and Medical Director 10/96-5/98, Lincoln Benefit Life Company; Director 10/99-present, Senior Vice President & Medical Director 5/98-present, Vice President and Medical Director 1/97-5/98, Surety Life Insurance Company.

Thomas J. Berney, Senior Vice President 1998, Director 1999, Vice President 1982-1998 Lincoln Benefit Life Company.

John H. Coleman, III, Senior Vice President, Director 1998-present, Vice President 4/94-5/98, Lincoln Benefit Life Company; Senior Vice President, Director 5/98-present, Vice President 9/96-5/98, Surety Life Insurance Company.

Lawrence W. Dahl, Executive Vice President, Director 1999, Lincoln Benefit Life Company; Tax Director, 2/87-5/99, Allstate Life Insurance Company.

Marvin P. Ehly, Senior Vice President, Treasurer And Controller, Director 1999; Vice President 6/93-12/98, Lincoln Benefit Life Company; Senior Vice President, Treasurer and Controller, Director 1/99-present, Surety Life Insurance Company.

Douglas F. Gaer, Executive Vice President 1997, Director 1981, Senior Vice President, 4/95-2/97, Lincoln Benefit Life Company; Executive Vice President 1/97-present, Senior Vice President and Treasurer, 1/94-12/96, Director 1/94-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

Rodger A. Hergenrader, Senior Vice President, Director 1999, Vice President 1995-1998, Underwriter 1988-1995, Lincoln Benefit Life Company; Senior Vice President 1999-present, Director 10/99-present, Surety Life Insurance Company.

Robert E. Rich, Executive Vice President 1996, Director 1987, Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96; Vice President/Assistant Secretary 1/84-5/96, Lincoln Benefit Life Company; Executive Vice President 5/96-present, Senior Vice President and Chief Actuary 1/94-5/96, Director 9/93-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

Kevin R. Slawin, Director 1996, Lincoln Benefit Life Company; Director and Vice President-Finance and Planning 1996-present, Allstate Life Insurance Company; Director 8/96-present, Allstate Life Insurance Company of New York; Director 8/96-present, Laughlin Group Holdings, Inc.; Director 8/96-present, Northbrook Life Insurance Company; Director 8/96-present, Surety Life Insurance Company; Director 8/96-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer 1/95-8/96, Allstate Insurance Company.

J. Scott Taylor, Senior Vice President, 1999, Director 10/99-present, Vice President 9/98-3/99, Director of Sales Management 1/97-9/98, Lincoln Benefit Life Company; Director of Marketing Development 1984-1997, Ameritas Life Insurance Corp.

Michael J. Velotta, Director 1992, Lincoln Benefit Life Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life & Annuity Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Northbrook Life Insurance Company; Assistant Secretary, Director 6/95-present, Surety Life Insurance Company.

Carol S. Watson, Senior Vice President, General Counsel, Director 1992, Secretary 1999, Assistant Secretary 1994-9/99. Senior Vice President, General Counsel & Corporate Secretary, Lincoln Benefit Life Company 1/98-present, Senior Vice President, General Counsel and Assistant Secretary, 1/94-12/97, Director 6/95-present, Surety Life Insurance Company; President, 1996-1/99, Director 5/93-1/99, Vice President and General Counsel 1993-1995, Lincoln Benefit Financial Services, Inc.

Dean M. Way, Senior Vice President And Actuary, Director 1998, Vice President and Actuary 5/92-5/98, Lincoln Benefit Life Company; Senior Vice President and Actuary, Director, 5/98-present, Vice President and Actuary 9/96-5/98, Surety Life Insurance Company.

Thomas J. Wilson, II, Chairman Of The Board 1999, Lincoln Benefit Life Company; Director 1/99-present, Surety Life Insurance Company; Senior Vice President,
Director 6/95-present, Vice President 1/95-6/95, Allstate Insurance Company; Senior Vice President, Director 7/96-present, Allstate Holdings, Inc.; President 1/99-present, Director 9/95-present, Allstate Life Insurance Company; President 12/98-present, Director 1/99-present, Allstate Life Insurance Company of New York; Senior Vice President 6/95-present, Director 7/95-present, Allstate Property and Casualty Insurance Company; Vice President 1/95-1/99, The Allstate Corporation; Vice President 1993-1995, Sears, Roebuck & Company.

Patricia W. Wilson, Director 1997, Lincoln Benefit Life Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President 6/91-present, Director 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer 7/97-present, Glenbrook Life Insurance Company; Assistant Treasurer 7/97-present, Glenbrook Life Annuity Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer 7/97-present, Northbrook Life Insurance Company; Director 7/97-present, Surety Life Insurance Company.

B. Eugene  Wraith,  President,  Chief  Operating  Officer 1996,  Director  1984,
President and Chief Operating Officer 3/96-present, Senior Vice President 4/94-3/96, Lincoln Benefit Life Company; President and Chief Operating Officer 3/96-present, Executive Vice President 1/94-3/96, Director 9/93-present, Surety Life Insurance Company; Chairman of the Board, Director 1993-1/99, President 5/93-11/96, Lincoln Benefit Financial Services, Inc.; Vice President 1/99-present, Allstate Insurance Company; Vice President 3/96-present, Allstate Life Insurance Company.

Separate Account. Lincoln Benefit Life Variable Life Account was originally established in 1990 in the State of Nebraska, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of Lincoln Benefit.

We will account separately for each type of variable life insurance policy funded by the Separate Account.

Safekeeping Of The Separate Account's Assets. We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

State Regulation Of Lincoln Benefit. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.


                   MARKET TIMING AND ASSET ALLOCATION SERVICES

Certain third parties offer market timing and asset allocation services in connection with the Policies. In certain situations, Lincoln Benefit will honor transfer instructions from such third parties provided such market timing and asset allocation services comply with our administrative systems, rules and procedures, which may be modified by us at any time. PLEASE NOTE that fees and charges assessed for such market timing and asset allocation services are separate and distinct from the Policy fees and charges set forth herein. We neither recommend nor discourage such market timing and asset allocation services.

                            DISTRIBUTION OF POLICIES

The Policies described in this Prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency.

ALFS,  Inc.  ("ALFS")  located at 3100 Sanders Road,  Northbrook,  IL 60062-7154 serves  as  principal  underwriter  of the  Policies.  ALFS  is a  wholly  owned subsidiary of Allstate Life Insurance Company. It is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Registered representatives who sell the policy will be paid a maximum sales commission of approximately 70% of cost of insurance charges in the first year, plus 0.70% of the Policy Value in the first 20 Policy years. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

During 1998, Lincoln Benefit paid to its former principal underwriter of the Policies, Lincoln Benefit Financial Services ("LBFS"), gross commissions for the sale of Policies of approximately $263,332.99. LBFS, as principal underwriter, retained $5,587.83. The amounts not retained by LBFS were paid to other independent broker/dealers and registered representatives of LBFS for distribution of the Policies.

Lincoln Benefit does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including any liability arising out of the Services we provide on the Policies.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine lawsuits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                  LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon Carol S. Watson, Senior Vice President, General Counsel and Secretary of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Policies described in this prospectus are being passed upon by the law firm of Jordan Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., East Lobby, Washington, D.C. 20007-5201.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms. You may read the registration statement and other reports that we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC Internet site (http:\\www.sec.gov).

                                     EXPERTS

The financial statements of the Lincoln Benefit Life Variable Life Account as of December 31, 1999, and for each of the periods ended December 31, 1999, December 31, 1998, and December 31, 1997 and the consolidated financial statements of Lincoln Benefit Life Company and subsidiary as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this Prospectus, including the hypothetical Policy illustrations, have been examined by Mathew A. Monson, Vice President and Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.

                              FINANCIAL STATEMENTS*

The financial statements of the Separate Account provide information on some Subaccounts which are not available under the Policy. Those Subaccounts are only available to Policies other than described in this Prospectus that are offered by the Company. The consolidated financial statements of Lincoln Benefit that are included should be considered only as bearing on Lincoln Benefit's ability to meet its contractual obligations under the Policy. Lincoln Benefit's financial statements do not bear on the investment experience of the assets held in the Separate Account.

*To be filed by Pre-Effective Amendment.


                                    APPENDIX

              ILLUSTRATIONS OF SURRENDER VALUES AND DEATH BENEFITS

The following tables illustrate how the Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investments return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on page [ ] illustrate a Policy issued to a male, age 45, $250,000 Face Amount, under a preferred nonsmoker risk classification and Death Benefit Option 1. The illustrations assume annual payment of $2,500.

The illustration on page [ ] assumes current charges and cost of insurance rates, while the illustration on page [ ] assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios as a result of expenses paid by the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to an average annual rate of .71% of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of .10% of the average daily net assets of the Funds. Also reflected is our monthly charge to the
Policy Value for assuming mortality and expense risks. The current charge for the first fifteen Policy Years is an annual rate of 0.60% of the average net assets of the Subaccounts, with a maximum charge of 0.60% of average daily net assets thereafter. The illustrations also reflect the deduction of the distribution expense charge at an annual rate of 1.00% of the average net assets of the Subaccounts for the first twenty years and the monthly Policy fee of $7.50. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -.81, 5.19, and 11.19% respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -.81%, 5.19%, and 11.19%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values and Surrender Values illustrated (see "Tax Matters," page [ ]).

The tables illustrate the Policy Values, Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                                MALE ISSUE AGE 45

                              Face Amount $250,000
                              Annual Premium $2,500
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                         Current Cost of Insurance Rates

                                  DEATH BENEFIT
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of

          Policy         0% Gross             6% Gross            12% Gross
           Year          -.81 Net             5.19 Net            11.19 Net

             1           250,000              250,000              250,000
             2           250,000              250,000              250,000
             3           250,000              250,000              250,000
             4           250,000              250,000              250,000
             5           250,000              250,000              250,000
             6           250,000              250,000              250,000
             7           250,000              250,000              250,000
             8           250,000              250,000              250,000
             9           250,000              250,000              250,000
            10           250,000              250,000              250,000
            15           250,000              250,000              250,000
    20 (age 65)          250,000              250,000              250,000
    30 (age 75)          250,000              250,000              319,276
    40 (age 85)          250,000              250,000              897,554
   55 (age 100)          250,000              250,000            3,880,519


                         POLICY VALUE                                SURRENDER VALUE
               Assuming Hypothetical Gross and               Assuming Hypothetical Gross and
               Net Annual Investment Return of               Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross          0% Gross    6% Gross    12% Gross
    Year      -.81 Net    5.19 Net    11.19 Net          -.81 Net    5.19 Net    11.19 Net
     1       1,906        2,037          2,168             1,906       2,037         2,168
     2       3,618        3,991          4,381             3,618       3,991         4,381
     3       5,179        5,903          6,689             5,179       5,903         6,689
     4       6,676        7,855          9,189             6,676       7,855         9,189
     5       8,092        9,831         11,881             8,092       9,831        11,881
     6       9,452       11,857         14,808             9,452      11,857        14,808
     7      10,759       13,934         17,995            10,759      13,934        17,995
     8      12,013       16,065         21,468            12,013      16,065        21,468
     9      13,199       18,237         25,240            13,199      18,237        25,240
    10      14,362       20,494         29,382            14,362      20,494        29,382
    15      19,446       32,787         56,699            19,446      32,787        56,699
20(age 65)  21,113       44,832         98,281            21,113      44,832        98,281
30(age 75)  12,583       72,661        300,895            12,583      72,661       300,895
40(age 85)       -       61,362        861,876                 -      61,362       861,876
55(age 100)      -            -      3,874,220                 -           -     3,874,220


Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                                MALE ISSUE AGE 45

                              Face Amount $250,000
                              Annual Premium $2,500
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                         Guaranteed Cost of Insurance Rates

                                  DEATH BENEFIT
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of

          Policy           0% Gross               6% Gross          12% Gross
           Year            -.81 Net               5.19 Net          11.19 Net

             1             250,000                250,000            250,000
             2             250,000                250,000            250,000
             3             250,000                250,000            250,000
             4             250,000                250,000            250,000
             5             250,000                250,000            250,000
             6             250,000                250,000            250,000
             7             250,000                250,000            250,000
             8             250,000                250,000            250,000
             9             250,000                250,000            250,000
            10             250,000                250,000            250,000
            15             250,000                250,000            250,000
    20 (age 65)            250,000                250,000            250,000
    30 (age 75)            250,000                250,000            250,000
    40 (age 85)            250,000                250,000            250,000
   55 (age 100)            250,000                250,000            250,000



                         POLICY VALUE                                SURRENDER VALUE
               Assuming Hypothetical Gross and               Assuming Hypothetical Gross and
               Net Annual Investment Return of               Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross          0% Gross    6% Gross    12% Gross
    Year      -.81 Net    5.19 Net    11.19 Net          -.81 Net    5.19 Net    11.19 Net
     1       1,507        1,625          1,743             1,507       1,625         1,743
     2       2,915        3,242          3,584             2,915       3,242         3,584
     3       4,222        4,848          5,530             4,222       4,848         5,530
     4       5,423        6,435          7,583             5,423       6,435         7,583
     5       6,515        7,996          9,748             6,515       7,996         9,748
     6       7,487        9,520         12,026             7,487       9,520        12,026
     7       8,329       10,990         14,416             8,329      10,990        14,416
     8       9,028       12,391         16,912             9,028      12,391        16,912
     9       9,566       13,700         19,510             9,566      13,700        19,510
    10       9,933       14,899         22,206             9,933      14,899        22,206
    15       8,669       18,476         37,052             8,669      18,476        37,052
20(age 65)       -       14,900         53,810                 -      14,900        53,810
30(age 75)       -            -         90,794                 -           -        90,794
40(age 85)       -            -         38,682                 -           -        38,682
55(age 100)      -            -              -                 -           -             -



Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                           PART II - OTHER INFORMATION
                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      REPRESENTATION AS TO FEES AND CHARGES

Lincoln Benefit Life Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Policy hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit Life Company.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        UNDERTAKING AS TO INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

         Facing Sheet
         Cross-Reference Sheet

         Prospectus consisting of [ ] pages
         Undertaking to File Reports
         Undertaking As To Indemnification
         Representation As To Fees and Charges
         Representation Pursuant to Rule 6e-3(T)
         Signature Pages
         Exhibits



                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2.

     (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of the Lincoln Benefit Life Variable Life Account(1)

     (2)  Custodian Agreement (not applicable)

     (3)  (a)  Form of Principal Underwriting Agreement(2)

          (b)  Form of Selling Agreement (1)

          (c)  Schedule of Sales Commissions (1)

     (4)  Other Agreements  between the depositor,  principal  underwriter,  and
          custodian   with  respect  to  Registrant  or  its   securities   (not
          applicable).

     (5)  Specimen Policy and Application

     (6) (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended (1)

          (b)  By-laws of Lincoln benefit Life Company (1)

     (7)  Insurance Company Blanket Bond(1)

     (8)  Participation Agreements

          (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company (1)

          (b) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation (1)

          (c)  Participation Agreement among Lincoln Benefit  Life  Company  and
               Variable Insurance  Products Fund II  and Fidelity   Distributors
               Corporation (1)

          (d) (1) Participation Agreement among The Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated (1)

               (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company(1)

          (e)  (1)  Participation   Agreement   between  Scudder  Variable  Life
                    Investment Fund and Lincoln Benefit Life Company(1)

               (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company(1)

               (3)  Participating Contract and Policy Agreement  between Scudder
                    Investor  Services,  Inc.  and   Lincoln  Benefit  Financial
                    Services(1)

          (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc.(1)

          (g) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc.(1)

          (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company(1)

          (i) Fund Participation Agreement between Lincoln Benefit Life Company, Insurance Management Series and Federated Securities Corp.(1)

     (9)  Other Material Contracts (not applicable)

     (10) Form of Application for Policy(1)

2.       Opinion and Consent of Counsel (filed herewith)

3.       All financial statements omitted from the prospectus (not applicable)

4.       Not applicable

5.       Financial Data Schedule (not applicable)

6.       Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) (2)

7.       Actuarial Opinion and Consent(2)

8.       (a)  Consent of Independent Auditors - to be filed by pre-effective amendment


         (b)  Consent of Attorneys (filed herewith)

9.       Table of Surrender Charge Factors and Percentages(2)

     (1) Incorporated by reference from Form S-6 Registration Statement of Lincoln Benefit Life Variable Life Account, filed March 11, 1998 (File No. 33-47717).

     (2) Incorporated by reference from Post-Effective Amendment No. 1 to Form S-6 of Lincoln Benefit Life Variable Life Account, filed January 22, 1999 (File No. 33-47717).


                                      II-3
                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska, on the 12th day of July, 2000.

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                                  (Registrant)

                                           BY: LINCOLN BENEFIT LIFE COMPANY
                                                     (Depositor)


                                           By:  / s / B. Eugene Wraith
                                           ------------------------------------
                                           B. Eugene Wraith
                                           President and Chief Operating Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



/ s / B. Eugene Wraith

------------------------------------
B. Eugene Wraith                            President, Chief Operating Officer,          July 12, 2000
                                            and Director


/ s / Robert E. Rich

------------------------------------
Robert E. Rich                              Executive Vice President and Director        July 12, 2000



/ s / Marvin P. Ehly

------------------------------------
Marvin P. Ehly                              Senior Vice President, Treasurer,            July 12, 2000
                                            and Director



/ s / Janet P. Anderbery

------------------------------------
Janet P. Anderbery                          Vice President and Controller                July 12, 2000
(Principal Accounting Officer)



/ s / John H. Coleman

------------------------------------
John H. Coleman   , III                     Director                                     July 12, 2000




/ s / Douglas F. Gaer

------------------------------------
Douglas F. Gaer                             Director                                     July 12, 2000



/ s / Kevin Slawin

------------------------------------
Kevin Slawin                                Director                                     July 12, 2000



/ s / Michael J. Velotta

------------------------------------
Michael J. Velotta                          Director                                     July 12, 2000



/ s / Dean M. Way

------------------------------------
Dean M. Way                                 Director                                     July 12, 2000



/ s / Carol S. Watson

------------------------------------
Carol S. Watson                             Director                                     July 12, 2000



/s/ Patricia W. Wilson

------------------------------------
Patricia W. Wilson                          Director                                     July 12, 2000


/ s / Thomas J. Wilson, II
------------------------------------
Thomas J. Wilson, II                        Director                                     July 12, 2000



                                INDEX TO EXHIBITS
                     FOR REGISTRATION STATEMENT ON FORM S-6
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

EXHIBIT NO.                                 SEQUENTIAL PAGE NO.
-------------------                         ------------------------------------

1(5)     Specimen Policy
2        Opinion and Consent of Counsel
8(b)     Consent of Attorneys